UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Sales Agreement for At The Market Offering

On August 3, 2026, ZJK Industrial Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) entered into a sales agreement (the “Sales Agreement”) with Chaince Securities, LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, Class A ordinary shares of the Company, par value $0.000016666667 per share (the “Class A Ordinary Shares,” and such Class A Ordinary Shares offered and sold pursuant to the Sales Agreement, the “Offered Shares”).

Under the Sales Agreement, the Offered Shares will be offered and sold pursuant to a base prospectus, dated March 27, 2026, and a prospectus supplement, dated August 3, 2026, providing for the offer and sale of up to $9,800,000 of Class A Ordinary Shares, that form a part of the Company’s shelf registration statement on Form F-3, as amended (File No. 333-293519), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2026.

The Company is not obligated to sell any Offered Shares under the Sales Agreement, and the Sales Agent is not under any obligation to purchase any Offered Shares (including on a principal basis) pursuant to the Sales Agreement, except as otherwise agreed by the Sales Agent and the Company in writing pursuant to a separate agreement setting forth the terms of such sale. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of The Nasdaq Stock Market LLC to sell Offered Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell Offered Shares by any method permitted by law that is deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agreement contains customary representations and warranties of the parties. The Company will pay the Sales Agent a fixed commission of 3.0% of the aggregate gross proceeds from each sale of the Offered Shares plus a per share fee of US$0.02 per Class A Ordinary Share sold to cover execution and clearing costs, and the Company has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses in amounts (x) not to exceed $100,000 in connection with the negotiation, execution and initial implementation of the Sales Agreement and the transactions contemplated thereby, and (y) not to exceed $10,000 for each representation date on which the Company is required to provide a certificate under the Sales Agreement. The Sales Agent and the Company have the right, by giving notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached as Exhibit 10.1 to this Form 6-K and incorporated by reference herein. A copy of the opinion of Ogier (Cayman) LLP, as Cayman Islands counsel to the Company, regarding the legality of the issuance and allotment of the Class A Ordinary Shares under the Sales Agreement is attached hereto as Exhibit 5.1 to this Form 6-K and is incorporated by reference herein. Copies of the consent letters of HTL International, LLC with respect to consolidated financial statements of PSM-ZJK Fasteners (Shenzhen) Co., Ltd as of December 31, 2024 and 2025, and for each of the two years in the period ended December 31, 2025 and TPS Thayer, LLC with respect to financial statements of PSM-ZJK Fasteners (Shenzhen) Co., Ltd as of and for the year ended December 31, 2023 are attached hereto as Exhibit 23.2 and 23.3, respectively, to this Form 6-K and are incorporate by reference herein.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288383) filed with the SEC on June 27, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-293519) that was initially filed with the SEC on February 17, 2026 and declared effective by the SEC on March 27, 2026.

Exhibits

Exhibit Number	Exhibit Description
5.1	Opinion of Ogier (Cayman) LLP, Cayman Islands counsel to the Company
10.1	Sales Agreement, dated August 3, 2026, by and between the Company and the Sales Agent
23.1	Consent of Ogier (Cayman) LLP, Cayman Islands counsel to the Company (included in Exhibit 5.1)
23.2	Consent of HTL International, LLC
23.3	Consent of TPS Thayer, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ZJK Industrial Co., Ltd.
(Registrant)

By:	/s/ Ning Ding
Name:	Ning Ding
Title:	Chief Executive Officer, Chief Financial Officer, Chairman of the Board and Director

Date: August 3, 2026